Exhibit 99.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements on Form F-3 (File No 333-149916, as amended and File No 333-145098, as amended) of Freeseas Inc. and in the related Prospectuses, of our report dated March 29, 2011, with respect to the consolidated financial statements of Freeseas Inc. included in this report of foreign private issuer on form 6-K.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
March 29, 2011
Athens, Greece